Michael P. McLean
Vice President, Controller and Chief Accounting Officer
P. O. Box 1058
Greeneville, TN 37744
Telephone: (423) 636-7000
Fax: (423) 636-7279

April 13, 2016

Mr. Andrew Mew
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Dear Mr. Mew:

We are in receipt of your correspondence to Forward Air Corporation (the “Company”) dated April 11, 2016 (the “letter”).  The letter was received on April 11, 2016, by Rodney L. Bell, Chief Financial Officer.

            On April 12, 2016, we spoke with Heather Clark of your office and requested an additional 10 business days to respond to the letter.  This request was made in order to give the Company adequate time to consider and respond to the comments in the letter and also meet our normal course Form 10-Q quarterly reporting requirements.  Ms. Clark agreed to the 10 business day extension of time, which makes our response to the letter due on Monday, May 9, 2016.   Pursuant to her instructions, we are posting this letter on EDGAR to document our request.

            Should you have any questions or issues with this request, please do not hesitate to contact the undersigned.

Sincerely,

 /s/ Mike McLean

Michael P. McLean
Vice President, Controller and Chief Accounting Office